VIA EDGAR

April 12, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Pearlyne

Paulemon

Re: Churchill Capital Corp IX/Cayman

Registration Statement on Form S-1

Filed March 22, 2024

File No. 333-278192

Dear Ms. Paulemon:

Churchill Capital Corp IX (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 12, 2024, regarding our Registration Statement on Form S-1 (the “Form S-1”) submitted to the Commission on March 22, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form S-1 filed March 22, 2024

Cover page

1.	We note the disclosure in the Description of Securities section, on page 160, that the Class B shares have the right to appoint and remove all directors prior to an initial business combination and the Class A shareholders will not be entitled to vote on the election or removal of directors during such time. Please revise your cover page to address the disparate voting rights between the Class B shares and Class A shares.

We respectfully inform the Staff that we have revised the prospectus cover page to the Form S-1 in response to this comment.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,
Churchill Capital Corp IX

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc: Stuart Neuhauser, Esq.